UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39709

CVENT HOLDING CORP.

(Exact name of registrant as specified in its charter)

1765 Greensboro Station Place, 7th Floor

Tysons, VA 22102

(703) 226-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On June 15, 2023, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 14, 2023, by and among Cvent Holding Corp., a Delaware corporation (the “Company”), Capstone Borrower, Inc., a Delaware corporation (“Parent”), and Capstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cvent Holding Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cvent Holding Corp.

Date: 6/26/2023	By:	/s/ Jeannette Koonce
Name: Jeannette Koonce
Title: Secretary

[Signature Page to Form 15]